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                                                                   Exhibit 99(B)

NorAm Form 10-Q (First Quarter of 1997)

G. As more fully described in the Company's 1996 Report on Form 10-K, the Company is currently working with the Minnesota Pollution Control Agency regarding the remediation of several sites on which gas was manufactured from the late 1800's to approximately 1960. The Company has made an accrual for its estimate of the costs of remediation (undiscounted and without regard to potential third-party recoveries) and, based upon discussions to date and prior decisions by regulators in the relevant jurisdictions, the Company continues to believe that it will be allowed substantial recovery of these costs through its regulated rates.

In addition, the Company has identified sites with possible mercury contamination based on the type of facilities located on these sites. The Company has not confirmed the existence of contamination at these sites, nor has any federal, state or local governmental agency imposed on the Company an obligation to investigate or remediate existing or potential mercury contamination. To the extent that any compliance costs are ultimately
identified  and  quantified,   the  Company  will  provide  an appropriate
accrual and, to the extent justified based on the circumstances within each of the Company's regulatory jurisdictions, set up regulatory assets in anticipation of recovery through the ratemaking process.

On October 24, 1994, the United States Environmental Protection Agency advised MRT that it had been named a potentially responsible party under federal law with respect to a landfill site in West Memphis, Arkansas, see Note H.

On December 18, 1995, the Louisiana Department of Environmental Quality advised the Company that it had been named a potentially responsible party under state law with respect to a hazardous substance site in Shreveport, Louisiana, see Note H.

While the nature of environmental contingencies makes complete evaluation impractical, the Company is currently aware of no other environmental matter which could reasonably be expected to have a material impact on its results of operations, financial position or cash flows.

H. On August 14, 1996, an action styled Shaw vs. NorAm Energy Corp., et al. was filed in the District Court of Harris County, Texas by a purported NorAm stockholder against the Company, certain of its officers and directors and Houston Industries to enjoin the merger between the Company and Houston Industries (see Note B) or to rescind such merger and/or to recover damages in the event that the Transaction is consummated. The complaint alleges, among other things, that the merger consideration is inadequate, the Company's Board of Directors breached its fiduciary duties and that Houston Industries aided and abetted such breaches of fiduciary duties. In addition, the plaintiff seeks certification as a class action.

The Company believes that the claims are without merit and intends to vigorously defend against the lawsuit. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of this matter will not be material.
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On October 24, 1994,  the United  States  Environmental  Protection  Agency
advised MRT, a wholly-owned subsidiary of the Company, that MRT, together with a number of other companies, had been named under federal law as a potentially responsible party for a landfill site in West Memphis, Arkansas and may be required to share in the cost of remediation of this site.

However, considering the information currently known about the site and the involvement of MRT, the Company does not believe that this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

On December 18, 1995, the Louisiana Department of Environmental Quality advised the Company that the Company, through one of its subsidiaries and together with several other unaffiliated entities, had been named under state law as a potentially responsible party with respect to a hazardous substance site in Shreveport, Louisiana and may be required to share in the remediation cost, if any, of the site. However, considering the information currently known about the site and the involvement of the Company and its subsidiaries with respect to the site, the Company does not believe that the matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters.

Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of these matters will not be material.

*******

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


                   Regulatory Matters

The FERC accepted NorAm Gas Transmission Company's ("NGT's") 5th annual FERC Order 528 filing (Docket No. RP97-274) effective April 1, 1997, which retained the $0.03 per MMBtu commodity surcharge for continued recovery of 75% of eligible take-or-pay costs, to the extent that collection of such costs is supported by market conditions. The recovery of these costs, which commenced in 1992, will continue through the year 2002 although, as a result of the discontinuance of the application of SFAS 71 to NGT as described in the Company's 1996 Report on Form 10-K, no asset has been recorded in anticipation of recovery.

On November 1, 1996, both Mississippi River Transmission Corporation ("MRT") and NGT filed to revise their FERC tariffs, incorporating the Gas Industry Standards Board standards in compliance with FERC Order 587 (Docket No. RM96-1). These filings set forth each company's
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standard procedures for business practices supporting nominations, allocations, balancing, measurement, invoicing, capacity release, and standardization of electronic communications between pipelines and their customers. Pursuant to a FERC acceptance order, both NGT and MRT revised and refiled specified sections of these tariffs in February 1997. Further revisions were made and filed in May 1997 to satisfy a second compliance order. NGT and MRT also made filings in May 1997 to comply with additional standards issued in FERC Order 587-C. These standards are effective November 1997, except for the internet standards which are effective August 1997.

In April 1996, MRT filed a FERC Section 4 rate case (Docket No.RP96-199) pursuant to the settlement entered into in MRT's last rate case
(Docket No. RP93-4). MRT's proposed tariff rates would increase revenues derived from jurisdictional service by $14.7 million annually. Motion rates, subject to refund, were implemented October 1, 1996. As a result of a prehearing conference in December 1996, another procedural schedule was established, setting a hearing date of July 29, 1997. On April 30, 1997, MRT filed its rebuttal testimony which revised the increase in revenue from $14.7 million to $9.9 million.

The Oklahoma Corporation Commission has initiated a rulemaking proceeding on the unbundling of gas utility services and the restructuring of the gas industry. The rules will be developed by the parties to the proceeding throughout the remainder of 1997, with Oklahoma legislative approval and subsequent implementation scheduled to occur by the summer of 1998. Arkla and NGT are participating in this proceeding but, as yet, it is unclear what the final rules will contain or what degree of financial impact, if any, there will be on the Company.

************

Part II. Other Information

Item 1. Legal Proceedings

On August 14, 1996, an action styled Shaw vs. NorAm Energy Corp., et al. was filed in the District Court of Harris County, Texas by a purported NorAm stockholder against the Company, certain of its officers and directors and Houston Industries to enjoin the merger between the Company and Houston Industries (see Note B) or to rescind such merger and/or to recover damages in the event that the Transaction is consummated. The complaint alleges, among other things, that the merger consideration is inadequate, the Company's Board of Directors breached its fiduciary duties and that Houston Industries aided and abetted such breaches of fiduciary duties. In addition, the plaintiff seeks certification as a class action. The Company believes that the claims are without merit and intends to vigorously defend against the lawsuit. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of this matter will not be material.

On October 24, 1994, the United States Environmental Protection Agency advised MRT, a wholly-owned subsidiary of the Company, that MRT, together with a number of other companies, had been named under federal law as a potentially responsible party for a landfill site in West
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Memphis,  Arkansas and may be required to share in the cost of remediation of this site. However, considering the information currently known about the site and the involvement of MRT, the Company does not believe that this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

On December 18, 1995, the Louisiana Department of Environmental Quality advised the Company that the Company, through one of its subsidiaries and together with several other unaffiliated entities, had been named under state law as a potentially responsible party with respect to a hazardous substance site in Shreveport, Louisiana and may be required to share in the remediation cost, if any, of the site. However, considering the information currently known about the site and the involvement of the Company and its subsidiaries with respect to the site, the Company does not believe that the matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of these matters will not be material.